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                                                                    EXHIBIT 45

MEMORANDUM


TO:               All Varlen Corporation and Subsidiary Employees

FROM:             Raymond A. Jean

SUBJECT:          Merger with AMSTED

DATE:             August 2, 1999

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I am pleased to inform you that the boards of directors of AMSTED Industries
Incorporated and Varlen Corporation have unanimously approved a definitive merger agreement under which AMSTED will acquire Varlen in a $42.00 per share cash transaction valued at approximately $790 million, including the assumption of approximately $50 million of net debt.

This is good news for every one of us.  Here's why:

First, AMSTED's offer is a dramatic reflection of you and the work you have done to help us achieve our industry-leading positions.

Second, AMSTED's confidence in you and the company validates the winning strategies we have been executing, showcased by distinctive products and unique market positions.

Lastly, our merger with AMSTED brings together two companies with complementary strengths. Consider what Varlen gains: access to new customers and markets around the world, a depth of technical resources and an employee-owned culture.

The combination translates into a win-win for our customers, business partners, our stockholders and above all you - our employees, the lifeblood of this company.

The attached press release addresses some of the questions that you may have and we will continue to keep you informed as this process moves forward. We expect to have additional information on the merger in the coming days.

In the meantime, we recognize that you have always placed customer commitment and our business success as your top priorities. I am confident that you will continue to focus on those priorities.

On behalf of the board and myself, I want each of you to know how proud I am of what you have accomplished.